Dear Sonia,

Attached hereto is a response letter to the Staff's comment letter of April 23, 2012 and changed pages. We intend to file the changes in the Rule 424(b) supplement after the post-effective amendment is declared effective. We await your response before finalizing our filing.

<<ARC HC - Response to SEC Comments on POSAM (4.23.12).DOC>> <<v310556_ARC Healthcare_posam_(CumulativeCPO)_Draft5.pdf>>

Peter M. Fass
Partner
Proskauer
Eleven Times Square
New York, NY 10036-8299
d 212.969.3445
f  212.969.2900
pfass@proskauer.com

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April 26, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Sonia Barros, Esq.

Re:	American Realty Capital Healthcare Trust, Inc. Post-effective amendment no. 5 to Form S-11 Filed April 18, 2012 File No. 333-169075

Dear Ms. Barros:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 23, 2012 (the “Comment Letter”), with respect to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 18, 2012 (No. 333-169075) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.	Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

•	November 29, 2011 Forbes.com Articles by Mr. Schorsch (as contributing author): “An Alternative Way To Play Health Care;”

•	January 12, 2012: Forbes.com Articles by Mr. Schorsch (as contributing author): “The Other Side Of Liquidity;”

•	January 25, 2012 Forbes.com Articles by Mr. Schorsch (as contributing author): “First Drips Of Liquidity Felt In Non-Traded REITs;” and

•	January 12, 2012 Fox Business News Interview with Mr. Schorsch.

We note any communication that contains information about the registered offering does not meet the requirements of the safe harbor of Securities Act Rules 168.

We advise the Staff that the Company has examined the communications set forth in this comment. The Fox Business News Interview was filed as a “free writing prospectus” under Rule 433 on January 18, 2012, and again on January 24, 2012, when it was placed on the Company’s website. As for the other communications, for the reasons set forth below, none of these communications constituted an “offer” as defined in Section 2(a)(3), nor a “prospectus,” as such term is defined in Section 2(a)(10), of the Securities Act of 1933, as amended (the “Securities Act”).

However, the Company has instituted new communications review procedures to govern decisions to issue communications, as well as the form and content of all such communications.

The Forbes.com Articles

The Forbes.com article dated November 29, 2011 (the “November 29 Article”) included information on expenditures and investing in healthcare REITs generally, while both the Forbes.com article dated January 12, 2012 (the “January 12 Article”) and the Forbes.com article dated January 25, 2012 (the “January 25 Article,” and together with the November 29 Article and the January 25 Article, the “Articles”) addressed general industry trends. The Articles did not name the Company, with one exception (where the Company was included among a long list of others on a table showing publicly available numbers for third quarter equity raised, and dividend yield). All three Articles named several competing funds in the industry, and indeed focused on some of those other funds. The November 29 Article includes general background information on healthcare REITs, while the January 12 Article focused on generic positives and negatives of non-traded REITs and the January 25 Article focused on generic trends in Daily NAV funds. Although Mr. Schorsch authored all three Articles, he did so as “Contributor” to Forbes.com, without compensation. None of the Articles indicated Mr. Schorsch’s affiliation with the Company.

Accordingly, none of the Articles was intended to, nor had the effect of, promoting the Company or its securities. While it is possible that one or more of the Articles could have increased an investor’s interest in investing in non-traded REITs, there is nothing in any of the Articles to direct such investors to the Company’s securities as compared to those of any of its competitors. Indeed, an investor would more likely invest in one of the other REITs that, unlike the Company, in fact are named in one of the Articles.

Accordingly, we believe that any risk is remote that the Articles could have the effect of “conditioning the public mind,” or “arousing the public interest” in the Company or its securities.

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2.	We note that your base prospectus is over a year old. Please tell us what consideration was given to updating your base prospectus.

We advise the Staff that the Company acknowledges that its base prospectus is more than a year old. The Company undertakes to update its base prospectus in connection with its next Post-Effective Amendment filed pursuant to the undertaking in Section 20.D. of Industry Guide 5.

3.	We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2011. We further note that certain information required by Form 10-K is incorporated by reference from your definitive proxy statement, which has not yet been filed. Please note that we will be unable to declare your post-effective amendment to Form S-11 effective until you have filed your definitive proxy statement.

We advise the Staff that the Company’s definitive proxy statement was filed with the Commission on April 24, 2012.

Supplement No. 17 dated April 17, 2012

4.	Please revise the distribution table on page S-2 to provide the total source of distributions based off the total distributions, not the distributions paid in cash, and revise the percentages from the various sources accordingly. Please include a risk factor in the supplement that discloses the percentage that is not covered by cash flow from operations and/or earnings and address the dilutive risk of dividends that are funded from offering proceeds and financings.

We advise the Staff that the distribution table on page S-2 has been revised to provide the total source of distributions based off the total distributions, not the distributions paid in cash, and the percentages from the various sources have been revised accordingly. Additionally, a risk factor has been added in the prospectus supplement relating to paying distributions from sources other than cash flow from operations, which, among other things, discloses the shortfall of cash flow from operations to distributions paid for the twelve-month period ended December 31, 2011 and discusses the dilution risk to stockholders if the Company sells additional shares of common stock or securities convertible or exercisable into shares of common stock to third party investors to fund distributions.

5.	We note that the narrative that accompanies your distribution table on page S-2 indicates that distributions were paid from both property operating results and offering proceeds, however, the table appears to indicate that only offering proceeds were used to fund distributions for the periods presented. Please revise or advise.

We advise the Staff that the narrative that accompanies the distribution table on page S-2 has been revised to provide that distributions were “generated from proceeds from the issuance of common stock and common stock issued under the DRIP.”

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We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

/s/ James P. Gerkis

James P. Gerkis, Esq.

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